Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: July, 28 2021

Allego, a Leading pan-European EV Charging company, to Become a Publicly Traded Company through a Business Combination with Apollo-Affiliated Spartan Acquisition Corp. III

•	Allego has entered into a definitive agreement with Spartan Acquisition Corp. III (NYSE: SPAQ); upon closing, the combined company will trade on the NYSE under the symbol “ALLG”.

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The transaction will raise a total of $702[1] million (assuming no redemptions), including $150 million from a fully committed PIPE, which will be used, among other things, to fund the combined company’s expansion plans.

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The PIPE is anchored by institutional investors, including Hedosophia and funds and accounts managed by ECP as well as strategic partners, including Fisker and Landis+Gyr. Funds managed by affiliates of Apollo Global Management, Inc., as sponsor behind Spartan Acquisition Corp. III, and Meridiam, as long-term owner of Allego, also participated in the PIPE.

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Allego has over 26,000 public EV charging ports across 12,000 public and private locations in 12 European countries, with leading utilization rates and a substantial recurring user base, as well as a secured backlog of 500 premium sites providing near-term visibility on network development.

•	The pro forma implied equity value of the combined company is $3.14 billion. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions.

Paris, FR; Arnhem, NL; and New York, NY, July 28, 2021 – Allego Holding B.V. (“Allego” or “the “Company”), a leading pan-European electric vehicle charging network, today announced a business combination with Spartan Acquisition Corp. III (“Spartan”) (NYSE: SPAQ), a publicly-listed special purpose acquisition company. The transaction will create a leading publicly traded pan-European electric vehicle (EV) charging company.

Upon completion of the proposed transaction, the combined company will operate under the Allego name, and will be listed on the New York Stock Exchange under the ticker symbol “ALLG”. The transaction values Allego at a pro forma equity value of approximately $3.14 billion. Expected total gross proceeds of $702 million will fund the Company’s future growth through the deployment of additional public EV charging sites, as it focuses on delivering fast and ultra-fast chargers and continues to build its technology moat.

Overview of Allego

Founded in 2013, Allego is a leading electric vehicle, or EV, charging company in Europe and has deployed over 26,000 charging ports across 12,000 public and private locations, spanning 12 European countries. In 2018, the Company was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. The Company’s charging network includes fast, ultra-fast, and AC charging equipment. The Company takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% renewable energy in addition to charging solutions for business to business customers, including leading retail and

[1]	Gross proceeds; not inclusive of estimated transaction expenses auto brands. The Company’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 50 real estate owners and 15 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.

Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins the Company’s competitive advantage. Allamo™ allows the Company to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.

Allego EV Cloud™ is a sophisticated customer payment tool that provides essential services to owned and third-party customers, including authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables the Company to provide insight and value to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margins.

Allego continues to benefit from a European EV market that is nearly twice the size of the United States’ EV market, with an expected 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to nearly 20 million by 2025, as compared to 3 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of the Company’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are required for fleet operators and EV drivers.

Additionally, stringent European CO2 regulations for internal combustion engines (ICE) and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 500 committed premium sites to be equipped with fast and ultra-fast chargers, and an additional pipeline of another 500 sites, the Company is well positioned to execute its growth objectives and drive value creation for shareholders.

Through a diverse set of partnerships with leading OEMs, fleets, corporations, municipalities, and hosts, the Company has delivered significant revenue growth in recent years, including a 100% revenue CAGR from 2017-2020, and achieved positive operational EBITDA2 at the end of 2020.

[2]

Operational EBITDA means EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs.

Management Commentary

Mathieu Bonnet, Chief Executive Officer of Allego, commented, “We are excited to announce our strategic partnership with Spartan, which will provide capital to accelerate our leadership position within the European charging market, all while maintaining a strong financial position throughout the growth phase. Europe has one of the largest populations of EVs in the world, which is continuing to grow at a greater pace than many other major growth markets, including the United States. Supported by these tailwinds and bolstered by the capital we are raising, we are well positioned to expand our footprint as EVs increasingly replace traditional internal combustion engines.”

Olivia Wassenaar, Director of Spartan and Senior Partner and Co-Lead of Natural Resources at Apollo Global Management, Inc. (“Apollo”) added, “At Spartan and Apollo, we are committed to advancing ESG-focused business models. We are excited to work with Allego as they execute against their compelling pipeline of growth opportunities and help eliminate emissions from the environment.”

Geoffrey Strong, Chairman and Chief Executive Officer of Spartan and Senior Partner and Co-Lead of Infrastructure and Natural Resources at Apollo added, “We are excited to work together with Mathieu, Meridiam and the entire Allego team. We believe Europe is an extremely attractive market for EV charging and Allego is well-positioned to capitalize on its innovative technology, a strong leadership position in Europe, and supportive macro trends buoying the EV charging market.”

Transaction Summary

The business combination values Allego at an implied $3.14 billion pro forma equity value. The combined company is expected to receive approximately $702 million of gross proceeds from a combination of a fully committed common stock PIPE offering of $150 million at $10.00 per share, along with approximately $552 million of cash held in trust, assuming no redemptions. The proceeds from the business combination will be used to fund EV station capex and for general corporate purposes.

Fisker, designer of advanced sustainable electric vehicles and mobility solutions, will make a $10 million private investment in the PIPE. Fisker is the exclusive electric vehicle automaker in the PIPE and, in parallel, has agreed to terms on a strategic partnership to deliver a range of charging options for its customers in Europe.

The PIPE is anchored by additional strategic partners, including Landis+Gyr, as well as institutional investors, including funds and accounts managed by Hedosophia and ECP. Investment funds managed by affiliates of Apollo Global Management, Inc., which own the sponsor behind Spartan, and by Meridiam, as long-term owner of Allego, also participated in the PIPE.

The boards of directors of both Allego and Spartan have unanimously approved the proposed business combination, which is expected to be completed in the fourth quarter of 2021 subject to, among other things, the approval by Spartan stockholders and the satisfaction or waiver of other customary closing conditions.

Meridiam, the existing shareholder of Allego, will roll 100% of its equity and, together with management and former advisors, will retain 75% of the combined entity. Meridiam will continue to be a long-term strategic partner to the combined company. Additionally, the European Investment Bank will maintain its role as capital provider to Allego.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Spartan today with the Securities and Exchange Commission and will be available at www.sec.gov.

Advisors

Credit Suisse is serving as sole financial advisor and capital markets advisor to Allego. Weil, Gotshal & Manges LLP and NautaDutilh are serving as legal advisors to Allego. Barclays is serving as sole financial advisor and capital markets advisor to Spartan. Credit Suisse and Barclays are serving as co-lead placement agent on the PIPE offering. Citi and Apollo Global Securities are serving as co-placement agents. Vinson & Elkins L.L.P. is serving as legal advisor to Spartan. Latham & Watkins LLP is serving as legal advisor to the placement agents.

Webcast and Conference Call Information

Allego and Spartan will host a joint investor conference call to discuss the business and the proposed transaction today, July 28, 2021 at 8:30 AM ET.

To listen to the conference call via telephone dial (877) 407-9716 (U.S.) or (201) 493-6779 (international callers/U.S. toll) and enter the conference ID number 13722064. To listen to the webcast, please click here. A telephone replay will be available until Wednesday, August 11, 2021 at (844) 512-2921 and Conference ID number 13722064.

About Allego

Allego delivers charging solutions for electric cars, motors, buses and trucks, for consumers, businesses and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprised of more than 26,000 charge points operational throughout Europe – and growing rapidly. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives us and our customers a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient and more enjoyable for all.

About Spartan Acquisition Corp. III

Spartan Acquisition Corp. III is a special purpose acquisition entity focused on the energy value-chain and was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Spartan is sponsored by Spartan Acquisition Sponsor III LLC, which is owned by a private investment fund managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO). For more information, please visit www.spartanspaciii.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (the “Company”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and will be contained in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Spartan, Allego or the Company, the transactions described herein or other matters and attributable to Spartan, Allego, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, the Company or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by the Company with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, the Company’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, the Company’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.